LISTED FUNDS TRUST
615 East Michigan Street | Milwaukee, Wisconsin 53202

May 15, 2019

VIA EDGAR TRANSMISSION

Ms. Valerie J. Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
Roundhill Global Esports ETF (the “Fund”)
Post-Effective Amendment No. 5 to Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-2155588 and 811-23226
Dear Ms. Lithotomos:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on March 25, 2019 with respect to the Post-Effective Amendment No. 5 to Registration Statement on Form N-1A and the registration of the Fund, a new series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment. Please note that the Adviser has restructured as a corporation, and consequently, references to its name will now read “Roundhill Financial Inc.”
PROSPECTUS

Comment 1.	Please provide a completed fee table and expense example for the Fund prior to effectiveness.

Response:	The fee table and expense example have been completed as follows:
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.50%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.50%
Less Fee Waiver	0.25%
Total Annual Fund Operating Expenses After Fee Waiver[1]	0.25%

1 The Fund’s investment adviser has agreed to waive 25 basis points (0.25%) of it management fees for the Fund until at least [ ]. This agreement may be terminated only by, or with the consent of, the Fund’s Board of Trustees.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The management fee waiver discussed in the table above is reflected only for the first year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $26	3 Years: $135

Comment 2.	Please remove “Distribution and/or Service (12b-1) Fees” from the fee table if there will be no 12b-1 fees.

Response:
The Registrant has adopted a Rule 12b-1 Distribution and Service Plan for the Fund, but will not charge any 12b-1 fees for at least the first 12 months of operations. While the Registrant does not anticipate charging 12b-1 fees in the near future, it may determine do so in the future. Therefore, the Registrant believes it is appropriate to keep the above-referenced caption in the fee table to provide shareholders notice of the potential for 12b-1 fees and respectfully declines to remove it.

Comment 3.	Please provide a copy of the Registrant’s index methodology.

Response:
The requested information was sent to the Staff by email on May 3, 2019. Please note that following the submission of the Registrant’s index methodology to the Staff, the name of the index changed to “Roundhill BITKRAFT Esports Index.”

Comment 4.
In the second paragraph of the “Principal Investment Strategies” section, please describe with more specificity what it means for a company to be “actively engaged in electronic sports, or esports-related business activities”.

Response:
The phrase “are actively engaged in” has been replaced with “earn revenue from”. The Registrant notes that a further description of the role of such revenue for Esports Companies has been added to the Amendment and is contained in the attached Appendix A.

Comment 5.	Please confirm whether the use of “Global” in the Fund’s name is intended to imply that the Fund will invest in global securities, and if so, please add a policy regarding such investment.
Response    The word “Global” has been removed from the Fund’s name.

Comment 6.	In Section (ii) under “Principal Investment Strategies”, please revise the second sentence to replace “may lead” to “are expected to lead”.

Response
The Registrant notes that “Core” companies are categorized by the Index methodology based on the current status of their business relative to the esports industry. As disclosed in the Amendment, such companies could further develop the significance of their esports activities relative to the rest of their business and be categorized as “pure-play” companies in the future. However, such a development is not relevant to the current categorization of companies in the Index, and the methodology does not consider any expectations with respect to how a company will be categorized in the future. Consequently, the Fund respectfully declines to make the requested change.

Comment 7.
The Staff notes that the name of the Fund triggers Section 35(d) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 35d-1 thereunder. Please address the Staff’s concern that the inclusion of “Non-Core” Companies as defined in the Fund’s prospectus will keep the Fund from satisfying the 80% requirement.

Response
The Fund’s name has been changed to the “Roundhill BITKRAFT Esports & Digital Entertainment ETF”. The Fund will adopt a policy to invest at least 80% of its assets (plus borrowings for investment purposes) in companies that are economically tied to esports and other digital entertainment industries. For purposes of the foregoing policy, a company is considered economically tied to the esports industry if it earns revenue from the Esports Industry. A company is considered economically tied to other digital entertainment industries if its principal business activity is classified in one of the following sub-industries: broadcasting, interactive home entertainment, interactive media & services, or technology hardware, storage and peripherals.

With respect to the Fund’s name, the following disclosure about BITKRAFT has been added to the Amendment: “BITKRAFT Esports Ventures Fund I, L.P. (‘BITKRAFT’) is a minority owner of the Adviser and has (via an affiliate) licensed the name ‘BITKRAFT’ to the Adviser for use with the Fund. BITKRAFT is not involved in the management of the Fund or the maintenance or calculation of the Index.”

Comment 8.	Please confirm whether the Adviser’s exemptive order covers self-indexing relief.

Response	The Registrant so confirms.

Comment 9.	With respect to the Principal Investment Strategies section,

a.	Please revise the description of the Fund’s index to explain the methodology in plain English, specifically, the terms “pure play” and “ecosystem”.

b.	In the fourth paragraph of the “Principal Investment Strategies” section, please clarify, in plain English, the statements “each selection day” and “is applied by Roundhill” in the first sentence.

c.
In the fifth paragraph of the “Principal Investment Strategies” section, please clarify the process the Index Provider utilizes in its review and classification of the index constituents and describe such process in plain English.

d.	In the sixth paragraph of the “Principal Investment Strategies” section, please describe in specificity how it is determined which companies are eligible for inclusion in the Index.

e.	In the seventh paragraph of the “Principal Investment Strategies” section, please clarify the statement “Roundhill will use its discretion to decide which security to include in the index”.

f.	In the ninth paragraph of the “Principal Investment Strategies” section, please describe with more specificity the term “liquidity thresholds”.

Response:	Based on the Staff’s comments, the Trust has revised the Principal Investment Strategies section, a copy of which is included in the attached Appendix A.

Comment 10.	In the penultimate paragraph of the “Principal Investment Strategies” section, please explain what the other investments are included in “other investments that are not included in the index”.

Response
As disclosed in the Amendment, the Fund may invest up to 20% of its total assets in securities or other investments not included in the Index, such as “securities that are not components of the Index to reflect various corporate actions and other changes to the Index (such as reconstitutions, additions, and deletions).” The Registrant notes that the Adviser’s exemptive relief states that “Each Fund may also invest up to 20% of its assets in…cash and cash equivalents, other investment companies, as well as in securities and other instruments not included in its Underlying Index but which the Adviser believes will help the Fund track its Underlying Index.” The Trust further notes that such investments, whether in securities or other investments not included in the applicable Index, will only be made for the purpose of helping a Fund track its Index. The Trust does not expect, and does not believe that investors interpret the above-referenced disclosure to mean, that a Fund will invest a significant portion of its assets in such investments.

Comment 11.	Please confirm that the prospectus includes a risk disclosure that discloses risk related to trading in foreign securities.

Response	The Trust notes that such disclosure is included under ETF Risks, specifically, the fourth bullet “Trading”.

Comment 12.	Please consider adding risk disclosure associated with the risk of a new index provider.

Response	The requested disclosure has been added.

Comment 13.	Please consider reorganizing the Fund’s risk disclosure by importance of risk, rather than alphabetically.

Response
The Fund believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors. More importantly, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across the Funds. However, to add clarity to the risk disclosure format, the following disclosure will be added to the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence:

The principal risks of investing in the Fund are summarized below. The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears. As with any investment there is a risk that you could lose all of your investment in the Fund. The following risks could affect the value of your investment in the fund.

Comment 14.	Please consider adding risk disclosure associated with liquidity risk.

Response	The requested disclosure has been added.

Comment 15.	Please consider adding risk disclosure associated with niche market risk.

Response
The Trust notes that the summary section as well as Item 9 of the Amendment currently has an Esports Companies Risk as well as a Communication Services Sector Risk. The Trust does not believe that a Niche Market Risk would address any principal risk not already disclosed in the Amendment. Consequently, the Trust respectfully declines to add the suggested risk disclosure.

Please confirm the adviser and sub-adviser are registered investment advisers.

Response	The Trust confirms that the adviser and sub-adviser are registered as investment advisers.

* * *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-6511 or kent.barnes@usbank.com.
Sincerely,

/s/ Kent Barnes
Kent Barnes
Secretary

Appendix A

Principal Investment Strategies
The Fund uses a “passive management” (or indexing) approach to seek to track the total return performance, before fees and expenses, of the Index. The Index was developed by Roundhill Financial Inc., the Fund’s investment adviser and index provider (“Roundhill” or the “Adviser”), which employs an objective, rules-based methodology to track the performance of a modified equal-weight portfolio of globally-listed equity securities of companies that are actively involved in the competitive video gaming industry.
Roundhill BITKRAFT Esports Index
The Index tracks the performance of the common stock (or corresponding American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”)) of exchange-listed companies across the globe (including in emerging markets) that earn revenue from electronic sports, or esports-related business activities, including: (a) video game publishing, (b) video game development, (c) video game streaming platforms, (d) organizing video game tournaments and/or events, (e) operating and/or owning video game leagues, (f) owning competitive video game teams, and (g) gaming hardware and technology companies (collectively, the “Esports Industry”). The companies in the Esports Industry are segregated into three categories, specifically:

(i)
“Pure-Play” Companies - Companies whose primary business model and/or growth prospects are directly linked to the Esports Industry. For these companies, continued growth in the Esports Industry is expected to be critical to their economic success going forward.

(ii)
“Core” Companies - Companies with substantial operations and/or growth prospects linked to the Esports Industry.  These companies have other digital entertainment business units driving their economics, and thus are less exposed to the growth of the Esports Industry than Pure-Play Companies.  In time, growth in the industry and/or investments in their esports units may lead these companies to become Pure-Play Companies if their esports operations become a primary driver of economic performance. In most cases, the esports related offerings of these companies are critical components of the Esports Industry.

(iii)
“Non-Core” Companies - Companies with operations and/or growth prospects linked to the Esports Industry.  These companies derive the majority of their revenue from digital entertainment business lines not directly related to the Esports Industry.  In time, growth in the industry and/or investments in their esports units may lead these companies to become “Core” Companies if their esports operations become a relevant driver of economic performance.  It is unlikely, based on current information, that the esports related offerings become the primary driver of economic performance going forward.

Index Construction
The composition of the Index is based on the following rules:
The index universe generally reflects the universe of globally-listed equity securities and their ADRs or GDRs with a minimum market capitalization of US$100 million (US$150 million for non-pure-play companies) and that have a 6-month average daily trading volume of at least US$1million (such companies collectively, the “Index Universe”).
Pursuant to the rules-based Index methodology, each quarter, during the review and reconstitution of the Index, a proprietary “thematic relevance score” (a “Company Score”) is calculated by Roundhill for each company in the Index Universe.
The Company Score is based on a combination of an initial score (as defined in the methodology) and a key-word search of publicly available regulatory filings, analyst reports, and industry-specific trade publications, as well as potential additional scoring if the company is included in any of the following sub-industries: broadcasting, interactive home entertainment, interactive media & services, technology hardware storage or technology hardware, storage and peripherals.
Companies with a score of 125 or greater are classified as pure-play companies, companies with a score of less than 125, but greater than 75 are considered core companies, and companies with a score of less than 75, but greater than 25 are considered non-core companies. Companies with a score of less than 25 are excluded from the Index.
The Index will consist of a minimum of 25 components upon each rebalancing. If the combined number of pure-play companies and core companies is greater than 25, then up to 30 companies may comprise the Index. If there are more than 30 pure-play companies, then up to 35 companies may comprise the Index. In the case of a tie among companies, the order of the companies is determined on the basis of market capitalization (i.e. larger companies are included in favor of smaller companies).

When adding new constituents to the Index, an ADR or GDR will be included in the Index in lieu of the foreign security if the ADR or GDR has a higher six-month average daily trading value than the foreign security. In the case of an existing component security, the security will not be replaced in the event the corresponding ADR, GDR or foreign security, as applicable, experiences a higher six-month average daily trading value than the existing component security.
The Index has a quarterly review in March, June, September, and December of each year, at which times the Index is reconstituted and rebalanced by Roundhill. Component changes resulting from reconstitutions will be made after the market close on the third Friday in each quarterly review month and become effective at the market opening on the next trading day.
[As of [ ], 2019, the Index had [ ] constituents and a significant portion of the Index was comprised of companies located in [ ], although this may change from time to time.].